July 27, 2011

Board of Directors
Cardinal Bankshares Corporation
101 Jacksonville Circle
Floyd, Virginia 24091
Attn: Mr. Leon Moore, Chairman, President & CEO

Dear Sirs:

The purpose of this letter is, first, to express my deep disappointment in the Board of Directors’ ("Board") decision to appoint Michael Larrowe as Executive Vice President of the Bank of Floyd ("Bank") and, second, to reiterate my deep and broader concern about whether the Board is discharging faithfully its fiduciary duty to ensure high quality, continuity and stability in the management of Cardinal Bankshares Corporation ("Corporation") and the Bank.

Attending to management selection and orderly succession is one of the most important functions of a public company’s board of directors.  Discharging that function with respect to the management team that leads the Bank compels the Board to demonstrate the care and loyalty that defines its fiduciary duties to the shareholders of the Corporation.  The Board has a fiduciary responsibility to ensure reasonable continuity as well as high quality in the Bank’s management in order to safeguard and enhance the shareholders' investment.

It is disturbing that Mr. Logue resigned as President of the Bank on May 31 of this year, after only seven months on the job, and with no explanation from the Corporation as to why Mr. Logue resigned.  Furthermore, the undersigned, a 9.0% shareholder in the Corporation, has twice requested records of the Corporation related to Mr. Logue’s departure.  While the undersigned is entitled under Virginia law to receive these records, the Corporation has denied each request, claiming that the resignation was a private employment matter to which the Board, ostensibly, believes a major shareholder has no right to understand.  Among other things, that behavior creates concern and speculation about the real reasons(s) for such a short tenure by such an important executive, and whether there may be improprieties going on at the Bank.  After all, the Corporation is not that far removed from a significant whistle-blower incident at the Bank that led to protracted litigation and infamy.

In announcing the appointment of Mr. Larrowe as Executive Vice President -- ostensibly to lead operations at the Bank and presumably to become its next President at some point -- the Corporation’s press release states:

"Mr. Larrowe has over 29 years of public accounting experience.  Mr. Larrowe was owner and managing partner of Larrowe & Company PLC, providing services to over 100 community banks, prior to merging with Elliott Davis LLC.  Mr. Larrowe has had practical banking experience through serving as Chief Operating Officer and Chief Financial Officer for two community banks."

My review of publicly available information indicates that, while Mr. Larrowe has had a long career as a public accountant, his so-called "practical banking experience" is quite questionable.  Mr. Larrowe's first banking position was just three years ago, as Chief Operating Officer ("COO") with Mocksville, NC-based Bank of the Carolinas.  Mr. Larrowe was a member of that bank’s organizing group, and had been a director of the bank since its founding in 1998. Nonetheless, in May of last year, after just two years on the job, Mr. Larrowe was fired as the bank’s COO.  During the period that Mr. Larrowe was COO of the bank, its stock price fell from approximately $7.80 per share to $4.00 per share, and currently trades at approximately $1.00 per share.

In November of last year, Mr. Larrowe started another position as Chief Administrative Officer and Executive Vice President with Whiteville, NC-based Waccamaw Bank.  In April, after just five months at that job, Mr. Larrowe resigned from Waccamaw Bank.

Frankly, and with due respect for Mr. Larrowe, those experiences hardly qualify as stellar or extensive for purposes of leading the Bank. As a result, they do not inspire confidence in this shareholder about the Board’s commitment to ensuring that the Bank has the skilled leadership required to enhance value for the Corporation’s shareholders.  Moreover, in light of Mr. Larrowe’s role with the Corporation’s and Bank’s former audit firm (at the time of the events involved in the infamous whistle-blower incident), his appointment to lead the Bank now raises more questions than it answers.

More generally, the Bank’s management profile demonstrates a long history of discontinuity and instability, which does not speak well for the performance of the Board.  According to public filings with the Securities & Exchange Commission, the Bank has had eight chief financial officers since 1996, or on average a new chief financial officer approximately every 22.5 months.  On the other hand, with exception of Mr. Logue's seven month’s tenure, the Bank has had no separate officer specifically designated as its President, with customary chief executive responsibilities and authority.  Rather, Mr. Moore has held tightly to control of that function from his perch as Chairman of the Corporation and the Bank, with seemingly scant regard for the implications of that management structure for the Bank’s strategic non-performance.

With a track record like this, are the shareholders to believe that the Board is capable of and committed to selecting a qualified President to lead the Bank? Given the above biographical background of Mr. Larrowe, what were the chief factors behind the Board’s decision to appoint Mr. Larrowe?  Does the Board's current decision just demonstrate poor judgment and incompetence, or is it a reckless disregard of the shareholders’ interests?

I continue to believe that shareholders would best be served by the sale of the Corporation to a more secure and stable community bank, with a deep bench of professional, high-quality managers, led by a board dedicated to serving the interest of its owners, employees and the community.  As the President of the General Partner of Schaller Equity Partners, I intend to explore all available options to protect and maximize the value of its investment (and that of all shareholders) in the Corporation.

Sincerly,

/s/  Douglas E. Schaller

Cc:
Dr. Joseph Howard Conduff, Jr.
William R. Gardner, Jr.
Kevin D. Mitchell
G. Harris Warner, Jr.
Jeffrey T. Skinner, Kilpatrick Townsend & Stockton LLP